October 25, 2011

Via EDGAR

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Prime Time Travel, Inc.
Registration Statement on Form S-1/A Filed October 6, 2011
File No. 333-174703

Dear Mr. Dobbie:

We are counsel to Prime Time Travel, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated October 20, 2011 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 4 to the Registration Statement (“Registration Statement”), a copy of which has been marked with the changes from the Form S-1/A filed on October 6, 2011, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment in italics immediately thereafter.

Shares Eligible for Future Sale, page 23
Rule 144, page 23

Comment 1:  We note the last paragraph of this section that discusses the unavailability of Rule 144 to shell companies. Please revise to disclose that you are a shell company or explain to us why you believe you are not a shell company.

Response: The Company respectfully believes that it should not be deemed a shell company.  Rule 144(i)(1) defines a shell company as a Company that has no or nominal operations; and either (1)  no or nominal assets;  (2)  assets consisting solely of cash and cash equivalents; or (3)  assets consisting of any amount of cash and cash equivalents and nominal other assets.

However, the definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business.  Prime Time Travel is a development stage company that has actual operations and has generated revenue.   The Company’s officers and directors are actively working to enable the development of the Company’s operations, including by continuing to establish relationships with vendors and potential participants in its tours.   Footnote 172 to the amendments to Rule 144 provides that the amendments, which among other things, were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “’startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

Management’s Discussion and Analysis, page 33 Overview, page 33

Comment 2:  The $85,017 of tour expenses does not appear to include the $4,500 paid to one of the coaches as discussed on page 25. Please revise your disclosure or explain the inconsistency.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 33 of the Registration Statement.

Expenditures, page 34

Comment 3:  We note that you have included $60,000 in estimated technical support staff expenses for the next twelve months. It does not appear that you discuss these estimated expenses elsewhere in MD&A or in your Business section. Please revise accordingly.

Response: The Registration Statement has been revised to clarify the discussion found on pages 26 and 34 to more clearly state that the $60,000 in estimated technical support staff expenses refers to the salaries of two (2) staff members that the Company intends to hire during the twelve (12) month period after the Registration Statement is declared effective.  Please see pages 26 and 34 of the Registration Statement.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions.

Very truly yours,

	By:	/s/ David E. Danovitch
David E. Danovitch, Esq.

cc: Mr. Andrew M. Listerman